UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 6, 2025

XCELERATE, INC.

(Exact name of registrant as specified in its charter)

Florida	65-0710392
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

110 RENAISSANCE CIRCLE

MAULDIN, SOUTH CAROLINA  29662

(Address of principal executive offices) (zip code)

854-900-2020

(Issuer’s telephone number, including area code)

Titla of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 9. Other Events Item

Effective on or about May 7, 2025, the common stock of Xcelerate Inc. (the “Company”), will no longer be traded on the OTCQB. The Company’s common stock will trade on the OTC “pink sheets’ under the symbol “XCRT”. The Company is taking this action on its own accord for the following reasons:

•	The Company incurred significant unexpected expenses arising from the termination of the Company’s former independent accountant by the SEC of said firm’s right to practice before the Commission. As a result, the Company incurred hundreds of thousands of dollars in unexpected additional accounting and auditing expenses over the past 2 years.
•	The unexpected termination of two separate firm commitment financings and proposed uplisting.

As a result, management has elected to limit ongoing expenses, including accounting costs and other costs associated with being a reporting company with the SEC. We are hopeful that this will be a temporary situation, but there are no assurances that the Company will attempt to uplist in the future.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 6, 2025	XCELERATE INC.

By: /s/ Michael O’Shea
Michael O’Shea, Chief Executive Officer

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